Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED
2004 AUG 17 A 8:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036242

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 11 August 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.31.58.70, fax: +32.16.24.70.21, e-mail: benoit.loore@interbrew.com.

Very truly yours,

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

8/17

Benoît Loore
Legal Director
Company & Securities Law

Enclosure: EGM notice

Interbrew

PRESS RELEASE

Interbrew acquires SUN holding in SUN Interbrew Ltd

Brussels: 12 August 2004

Interbrew (Euronext: INTB) and SUN Trade (International) Ltd ("SUN Trade"), the controlling shareholders of SUN Interbrew Ltd ("SUN Interbrew") (Luxembourg: SUNAG), announce that they have reached an agreement whereby Interbrew will acquire SUN Trade's voting and economic interests in SUN Interbrew. In addition, the existing Shareholders Agreement between SUN Trade and Interbrew in relation to SUN Interbrew will be terminated.

Interbrew is acquiring 10,491,176 voting and 8,891,601 non-voting shares in SUN Interbrew from SUN Trade and its affiliates in consideration for 9,187,796 new Interbrew shares. This equates to a price of $15.35 for each SUN Interbrew voting and non-voting share, based on Interbrew's share price of €26.51 as of the close of market on 11 August 2004. In addition, Interbrew will issue 10,812,315 new Interbrew shares to SUN Trade and its affiliates in consideration for the additional control rights that it will obtain following termination of the Shareholders Agreement. Based on Interbrew's share price of €26.51 the total consideration amounts to €530 million.

On completion, and taking into consideration market purchases, Interbrew will own 75.5% of the voting shares and 96.1% of the non-voting shares in SUN Interbrew which in total gives it a 91.2% economic interest in SUN Interbrew. Following completion of the transaction, SUN Trade and its affiliates will hold approximately 3.4% of Interbrew's enlarged issued share capital following the closing of the AmBev transaction.

This acquisition consolidates Interbrew's position in the highly attractive and fast growing Russian and Ukrainian beer markets. For the year ended 31 December 2003, SUN Interbrew had net sales of €540 million and EBITDA of €101 million.

The aggregate cost of accumulating Interbrew's 91.2% economic interest in SUN Interbrew amounts to approximately €894 million over time. After adjusting for net debt and minority interests for 2003 this implies a multiple of 11.8x 2003 EBITDA. It is estimated that the transaction will be mildly dilutive to Interbrew's 2005 earnings, assuming closing of the AmBev transaction.

After the closing Messrs Nand, Shiv and Uday Khemka will retain their positions on the SUN Interbrew board. In addition, Mr Nand Khemka will act as a member of the Board of Directors of Interbrew on a non-voting basis.

Commenting, John F. Brock, CEO of Interbrew, said:
"*SUN Interbrew is a highly successful business which is number two in Russia and number one in the Ukraine. This success has been founded upon the joint venture between ourselves and SUN Trade which was formed in 1999. We are delighted to have come to today's agreement which both secures control of this important business for Interbrew and retains the good relations and contribution of the Khemka family. We remain committed to expanding further in Russia and the Ukraine, thereby continuing to secure exciting opportunities for SUN Interbrew's employees, to provide great brands for our consumers and to build mutually beneficial relationships with our business partners and the communities in which we operate.*"

Mr Nand Khemka, on behalf of SUN Trade, said:
"*This transaction represents the next stage in our group's more than 40 year business commitment to Russia. We are delighted to have consolidated our strong relationship with Interbrew and look forward to working with Interbrew and our fellow shareholders to develop further SUN Interbrew's exciting platform in Russia and the Ukraine.*"

Completion of this transaction is subject, inter alia, to approval by the competition authorities in Russia and in the Ukraine and to approval by Interbrew's shareholders of the issue of new shares at a special shareholder meeting. It is anticipated that the transaction will complete by the year end 2004.

Interbrew

Enquiries

Interbrew Contacts

Gwendoline Ornigg
Corporate Press Officer
Tel: +32-16-31-58-63
Fax: +32-16-31-59-69
Email: gwendonline.ornigg@interbrew.com

Patrick Verelst
VP Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
Email: Patrick.verelst@interbrew.com

Citigate Dewe Rogerson

Anthony Carlisle
Tel: +44-20-7638-9571
Mobile: +44-7973-611-888

Alexandra Scrimgeour
Tel: +44-20-7638-9571
Mobile: +44-7973-116-834

SUN Trade Contacts

Cazenove & Co.

Charles Harman
Tel: +44-20-7588-2828

James Mitford
Tel: +44-20-7588-2828

SUN Trade is an international investment group, active in building and investing in businesses in a variety of sectors around the world, including in India and the Russian Federation. SUN Trade is the founding shareholder of SUN Interbrew Ltd (formerly SUN Brewing Ltd), which it established in 1992 and built into the second largest brewing group in Russia.

Interbrew is a publicly traded company (INTB-Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platform by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realised a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets – more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Visit us on our website www.interbrew.com for more information